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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AMIS Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

031538101

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 031538101

1.	Name of Reporting Person: Nippon Mining Holdings, Inc., successor by merger to Japan Energy Electronics Materials, Inc. (the "Reporting Person")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,059,842

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,059,842

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,059,842 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.852%

12.	Type of Reporting Person: CO

CUSIP NO. 031538101

Item 1.

	(a)	Name of Issuer:

AMIS Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2300 Buckskin Road Pocatello, ID 83201
Item 2.

	(a)	Name of Person Filing:

Nippon Mining Holdings, Inc., successor by merger to Japan Energy Electronics Materials, Inc. (the “Reporting Person”)

	(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Person is 10-1 Toranomon, 2 Chome, Minato-ku, Tokyo, Japan 105

	(c)	Citizenship:

The Reporting Person is a corporation organized under the laws of Japan.

	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share (“Common Stock”)

	(e)	CUSIP Number:

031538101

Item 3.			If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 031538101

Item 4.	Ownership.

The Reporting Person, as of December 31, 2003, had the sole power to vote, or to direct the voting of, and the sole power to dispose, or to direct the disposition of, 8,059,842 shares of Common Stock, constituting approximately 9.852% of the issued and outstanding Common Stock of the Issuer.

Mr. Tomohiro Shibata is acting Assistant Division General Manager of the Reporting Person and an acting director of the Issuer. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Shibata by virtue of his relationships with the Issuer and with the Reporting Person.

Except as otherwise specially noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 81,804,411 shares of Common Stock outstanding on or about September 27, 2003, as disclosed in the Issuer’s last filed quarterly report on Form 10-Q for the quarterly period ended September 30, 2003.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group.

This Schedule is filed on behalf of the Reporting Person who, along with certain individuals and corporations (the “Non-Reporting Persons”) identified on Exhibit 1, may be deemed as a group to have beneficial ownership of the Common Stock as a result of the Reporting Person and the Non-Reporting Persons becoming signatories to that certain Amended and Restated Shareholders’ Agreement, dated as of September 23, 2003, among the persons identified on Exhibit 1.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable

CUSIP NO. 031538101

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

NIPPON MINING HOLDINGS, INC

By: Its:	/s/ Yasuyuki Shimizu President and Representative Director

CUSIP NO. 031538101

Exhibit 1

The following states the identity of each member of the group:

FP-McCartney, LLC
Citigroup, Inc.
Merchant Capital
Nippon Mining Holdings, Inc.
Thomas E. Epley